Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmeriSource-Bergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 06/14/01


QUESTION
--------
Can you explain what the best of the best really means? What are the criteria of best of the best?

ANSWER
------
A previous "q & a" asked about the "best of the best". The response indicated that the "best of the best" included associates along with products, services, and programs from the two companies. The overriding intention of the best of the best is to build the BEST healthcare services company. As previously stated, Deloitte Consulting is working with Bergen Brunswig and AmeriSource on the integration process. The guiding principles for the integration process are: 1) Focus on the Customer; 2) Integration process will be fair and disciplined; 3) Communicate openly and frequently; 4) Keep associates motivated; 5) Do the right thing; 6) Keep our behavior professional and not personal; 7) More communication.


QUESTION
--------
I see no representation from the field; VP's of Operations and/or DC Managers. How could you set up a world class operation without the experience of some of these associates heading some of these groups. I see corporate staff, which is not bad, but not with the hands on experience.

ANSWER
------
You make a good point. However, the integration teams have visited many distribution centers throughout Bergen Brunswig and AmeriSource and have conducted more than fifty interviews with field associates to gain information about the work processes performed in the Distribution Centers and within the field sales organization. Keep in mind that the sole purpose of phase one is to gather data about work processes. As we move through other phases of the integration process, there will be a need and opportunity for additional associates' participation.


QUESTION
--------
Once the merger has been completed, will we be able to make changes in our PIRA, as with the current process?

ANSWER
------
There have been no decisions yet about whether PIRA PLUS will continue "as is" or be merged with a successor plan. For now, it is "business as usual" as far as PIRA PLUS is concerned. If, in the future, a decision is made to merge with a successor plan, you could expect a temporary transition period that would limit your ability to make changes, but if that happens, there will be ample advance notice.

QUESTION
--------
In regards to benefits, does AmeriSource currently recognize Domestic Partnerships? Will the new company?

ANSWER
------
AmeriSource does not currently provide Domestic Partner benefits. No decisions have been made as to the benefit plans for the new company.


QUESTION
--------
We are currently doing our budgets or getting ready to do them. Once completed they typically get presented to the Board of Directors for final approval. Assuming that the merger between Bergen and AmeriSource is finalized, would we still work under "our" planned budget? Or? Just curious.

ANSWER
------
As you know, Bergen Brunswig and AmeriSource continue to operate as separate companies. As such, we must each plan for FY2002. Assuming the merger is completed as planned, the new company will operate with both plans until such time that functions and departments are consolidated.


QUESTION
--------
Previously, you stated that "Directors and above have a different severance package than what is published in the layoff severance policy". Then later stated, "The severance package is the same for nonexempt and exempt associates. It is based on years of service with the Company." If the severance package is the same for nonexempt and exempt associates, why do the directors and above receive different severance packages?

ANSWER
------
Bergen Brunswig is committed to providing a layoff severance policy that is competitive with the marketplace. In keeping with this philosophy, the company provides a different severance package for associates in positions of Director and above because statistics show that it normally takes longer to find jobs at these levels, since there are few of them in the marketplace.


QUESTION
--------
If the merger goes through and I am offered my current position with the same salary, work location, etc., would a severance package still be available to me if I should elect not to work for the newly formed AmeriSource-Bergen?

ANSWER
------
You will not be offered a severance package if there is no change in your position, salary, work location, etc. in the newly formed AmeriSource-Bergen Corporation.

QUESTION
--------
At other companies, the merger/layoff policy and the severance policy included the ability to collect Unemployment Insurance while still receiving your severance salary. Will this be part of BBC severance policy?

ANSWER
------
The ability to collect Unemployment Insurance is determined by the state in which you live. Each state has its own rules and regulations regarding the payment of Unemployment Insurance and will make decisions as to the payment of Unemployment Insurance based on those rules and regulations.


QUESTION
--------
As we go through the merger process, there have been, understandably, certain questions unanswerable at the time the questions were posed. As decisions are made, will those unanswerable questions be answered automatically on this site or should the concerned associate re-submit the question at a later time?

ANSWER
------
The unanswerable questions will be answered automatically as a merger update. The concerned associate will not need to re-submit the question. Thanks for the question!


QUESTION
--------
When will the merger be complete?

ANSWER
------
The anticipated date for the completion of the merger continues to be mid-August.


QUESTION
--------
If an associate is on worker's compensation leave and still on leave when the merger is complete, will he/she get a severance package?

ANSWER
------
He/she will get a severance package if his/her job is eliminated.


QUESTION
--------
I currently have an open Worker's Compensation for an injury that I received in another division. My question is, when the merger takes place, if the carrier for Worker's Compensation changes, what will that do to my continued services?

ANSWER
------
If you have an open Worker's Compensation case when the merger takes place, you will continue to be covered by Worker's Compensation insurance.

The following questions relate to the integration process currently underway
----------------------------------------------------------------------------
with Deloitte Consulting:
------------------------

QUESTION
--------
In regards to the integration process, what does the term "Day One" mean?

ANSWER
------
"Day One" is the first day of operating as a combined entity after the close of the merger.


QUESTION
--------
What does the "operating model vision for the new company" mean? Has it been established?

ANSWER
------
The operating model vision for the new company is a description of how the business will operate as a single company at a point in the future. The operating model vision is being developed through the work of the Integration Office and the Steering Committee.


QUESTION
--------
What is a Volumetric?

ANSWER
------
Volumetrics are the how much, how many, how often and what it costs to execute various work steps. Volumetrics are used to identify synergies, baseline current operations, establish efficiency standards and determine the cost of an operation or function at the task level.


QUESTION
--------
What is Process Mapping?

ANSWER
------
Process Mapping provides a clear picture of the actions and steps necessary to fulfill/complete a business process, e.g., preparing an invoice for payment. With process maps, we can:

-  quickly determine non-value adding work steps
-  identify best practices that can be implemented in other functions
-  build the roadmap for achieving the operating model vision.



ADDITIONAL INFORMATION
In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statements/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610)727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.